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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. (1)*
JMG EXPLORATION INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

46621A109
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

SEC 1745(3-06)

CUSIP No.	46621A109

1. Names of Reporting Persons. MMCAP INTERNATIONAL INC. SPC
I.R.S. Identification Nos. of above persons (entities only). N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:		Cayman Islands

Number of	5. Sole Voting Power	424,456
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	424,456
Reporting
Person With	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 424,456

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 8.20%

12. Type of Reporting Person (See Instructions) CO

Page 2 of 6 pages

SEC 1745(3-06)

Item 1. (a) Name of Issuer
                  JMG EXPLORATION INC.

Item 1. (b) Address of Issuer's Principal Executive Offices
                  Suite 2200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6 Canada

Item 2. (a) Name of Person Filing
                  MMCAP International Inc. SPC

Item 2. (b) Address of Principal Business Office or, if none, Residence
                  P.O. Box 32021, SMB, Admiral Financial Centre
                  90 Fort Street, Grand Cayman, Cayman Islands BWI

Item 2. (c) Citizenship
                  Cayman Islands

Item 2. (d) Title of Class of Securities
                  Common Stock

Item 2. (e) CUSIP Number
                  46621A109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with § 240. 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240. 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with § 240. 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with § 240. 13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

SEC 1745(3-06)

Item 4. Ownership.

(a) Amount beneficially owned:  424,456
(b) Percent of class:  8.20%
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote  424,456
                       (ii) Shared power to vote or to direct the vote  0
                       (iii) Sole power to dispose or to direct the disposition of  424,456
                       (iv) Shared power to dispose or to direct the disposition of  0

Item 5. Ownership of Five Percent or Less of a Class

             Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8. Identification and Classification of Members of the Group.

             Not applicable

Item 9. Notice of Dissolution of Group.

             Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 6 pages

SEC 1745(3-06)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16, 2007
Date

/s/ Hillel Meltz
Signature

Hillel Meltz, Attorney-in-Fact
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 6 pages

SEC 1745(3-06)

EXHIBIT INDEX

Exhibit 24         Power of Attorney

Page 6 of 6 pages

SEC 1745(3-06)